Exhibit 99.19

PACIFIC THERAPEUTICS REPORTS 2016 ANNUAL GENERAL AND SPECIAL MEETING RESULTS

VANCOUVER, BC, Canada – May 25, 2016 – Pacific Therapeutics Ltd. (CSE: PT) (OTC: PCFTF) (Frankfurt: 1P3) (the “Company”), is pleased to report that all matters submitted to the shareholders for approval as set out in the Company’s Notice of Meeting and Information Circular, were approved by the requisite majority of votes cast at the annual general and special meeting of the shareholders held on May 20, 2016 in Vancouver (the “AGM”).

Shareholders, at the AGM, approved the adoption of the Company’s stock option plan; shareholders also approved the arrangement resolution; shareholders also approved the appointment of Davidson & Company, LLP as auditors of the Company for the ensuing year at the remuneration to be fixed by the directors. Furthermore, the following directors were elected by the shareholders: Robert Horsley, Brian Gusko, and Christine Mah.

About Pacific Therapeutics Ltd.

Pacific Therapeutics Ltd. is an early stage Vancouver-based pharmaceutical company focused on developing an herbal supplement, BP120, which is aimed at the treatment of immune deficiency and hypertension.

For further information, please contact: Robert Horsley, Director

Robert Horsley
rnpshorsley@gmail.com
(604) 559-8051

FORWARD LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that such forward-looking statements will materialize. Factors that could cause actual results to differ materially from those in forward looking statements include, the timing and receipt of government and regulatory approvals, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process, and continued availability of capital and financing and general economic, market or business conditions, and fees charged by service providers. The forward-looking statements included in this news release are made as of the date hereof and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.